FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending July 1, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 1, 2003                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


25 June 2003                Abacus (GSK) Trustees Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 908 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.

27 June 2003                Abacus (GSK) Trustees Limited, as trustee of the
                            GSK Trust, transferred 9,396 Ordinary Shares in the Company to participants in the SmithKline
                            Beecham Employee Share Option Plan 1991.

The Company was advised of these transactions on 30 June 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

30 June 2003

                              Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 1 July 2003, the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the automatic share allocation arrangements for non-executive Directors for the period of service from 1 April to 30 June 2003, as listed below.

             Non Executive Director   Ordinary Shares        American Depository
                                                             Shares (ADS)
             Sir Christopher Hogg         1,500
             Dr Michele Barzach             250
             Sir Peter Job                  250
             John McArthur                                          125
             Donald McHenry                                         125
             Sir Ian Prosser                250
             Dr Ronaldo Schmitz             250
             Dr Lucy Shapiro                                        125


At the same time the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares in the Company under the share election element of the share allocation arrangements for non-executive Directors for the period of service from 1 April to 30 June 2003, as listed below.


             Non Executive Director               Ordinary Shares

             Sir Christopher Hogg                     3,045.48
             Sir Peter Job                             913.64
             Sir Ian Prosser                           558.34
             Dr Ronaldo Schmitz                        446.67

The Company and the directors were informed of these allocations on 1 July 2003.

S M Bicknell
Company Secretary
1 July 2003

         GSK asks FDA to remove three Paxil(R) patents from Orange Book

LONDON, UK, 1 July 2003 -- GlaxoSmithKline plc announced today that it is requesting the U.S. Food and Drug Administration (FDA) to remove three patents related to the antidepressant Paxil(R) (paroxetine hydrochloride) from the register of pharmaceutical patents maintained by the FDA and known as the "Orange Book".

The action follows the FDA's release on 12 June of new regulations concerning, among other matters, the listing of patents in the Orange Book. Although the new regulations do not specifically apply to patents already listed, FDA did provide new criteria for listing certain types of patents in the future. GSK is voluntarily seeking the delisting of three product-by-process patents -- U.S. Patent No. 6,172,233 ("the '233 patent"); U.S. Patent No. 6,080,759 and U.S.
Patent No. 6,063,927 -- to proactively align with the new criteria.

GSK's delisting does not affect the validity of these patents. The company continues to pursue patent infringement claims in litigation in Philadelphia against Apotex Corp. and other generic companies under these and other patents. No trial date has been set in the Philadelphia litigation.

Delisting the '233 patent from the Orange Book removes the related Hatch-Waxman Act stay on final FDA approval of Apotex's abbreviated new drug application
(ANDA) for paroxetine hydrochloride, although the litigation against Apotex continues. The Apotex stay was set to expire on 19 September 2003.

Timing of the launch of generic Paxil(R) remains unclear; consequently GSK's published business performance earnings per share guidance for 2003 remains as previously stated.*


S M Bicknell
Company Secretary
1 July 2003


About GSK:
GlaxoSmithKline, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For more information, please visit the company's web site at www.gsk.com.

*Earnings Guidance
The 2003 forecast is for high single digit percentage growth in business performance earnings per share as long as there is no generic competition to Paxil(R) in the U.S. Business performance, which is the primary measure used by management, is presented after excluding merger items, integration and restructuring costs and disposals of subsidiaries. Growth is at constant exchange rates.

Cautionary statement regarding forward-looking statements
Forward-looking statements involve inherent risk factors and uncertainties. The Group cautions investors that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under 'Risk Factors' in the Operating and Financial Review and Prospects in the Group's Annual Report on Form 20-F for 2002 filed with the US Securities and Exchange Commission.

For further information, please contact:


GSK Enquiries
UK Media                                       Martin Sutton 020 8047 5502
                                           Chris Hunter-Ward 020 8047 5502
                                              David Mawdsley 020 8047 5502

US Media                                       Nancy Pekarek    (215) 751 7709
                                             Mary Anne Rhyne    (919) 483 2839
                                               Patricia Seif    (215) 751 7709

European Analyst/Investor                   Duncan Learmouth     020 8047 5540
                                              Philip Thomson     020 8047 5543
                                               Anita Kidgell     020 8047 5542

US Analyst/Investor                            Frank Murdolo    (215) 751 7002
                                                   Tom Curry    (215) 751 5419